                            BIOLASE TECHNOLOGY, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                         Three Months Ended                           Twelve Months Ended
                                                            December 31,                                   December 31,
                                              ------------------------------------           ------------------------------------
                                                     1999                 1998                      1999                 1998
Sales                                         $     1,799,210      $       878,888           $     7,004,272      $     1,465,191
Cost of sales                                       1,118,955              713,741                 4,151,746            1,418,560
                                              ---------------      ---------------           ---------------      ---------------

     Gross profit                                     680,255              165,147                 2,852,526               46,631
                                              ---------------      ---------------           ---------------      ---------------

Operating expenses:
  Sales and marketing                                 829,918              659,370                 2,700,628            1,628,821
  General and administrative                          925,650              640,348                 2,472,544            1,780,015
  Engineering and development                         919,088              494,485                 2,427,510            1,824,901
  Write-off of purchased research
   and development costs                                    -                    -                         -            5,134,920
                                              ---------------      ---------------           ---------------      ---------------

     Total operating expenses                       2,674,656            1,794,203                 7,600,682           10,368,657
                                              ---------------      ---------------           ---------------      ---------------

     Loss from operations                          (1,994,401)          (1,629,056)               (4,748,156)         (10,322,026)

Other income (expense)
  Interest income                                       8,455               11,164                    44,666               57,591
  Interest expense                                    (22,304)             (28,254)                  (93,647)             (81,634)
                                              ---------------      ---------------           ---------------      ---------------

     Net loss                                 $    (2,008,250)     $    (1,646,146)          $    (4,797,137)     $   (10,346,069)
                                              ===============      ===============           ===============      ===============

Loss per share - basic and diluted            $         (0.11)     $         (0.10)          $         (0.28)     $         (0.69)
                                              ===============      ===============           ===============      ===============

Weighted average shares outstanding                17,561,985           16,299,475                17,254,005           15,061,814
                                              ===============      ===============           ===============      ===============

                                                                       Exhibit I
                                                                       ---------


                     (INSERT STATEMENTS OF OPERATIONS HERE)


     For the 12 months, the company reported record sales of $7,004,272, an increase of $5,539,081, or 378 percent, compared with $1,465,191 for fiscal 1998. The net loss for the 12 months ended Dec. 31, 1999, inclusive of $1,093,175 in non-recurring charges, of which $1,056,925 were non-cash related, was $4,797,137, or 28 cents per share, compared with a net loss for fiscal year 1998 of $10,346,069, or 69 cents per share.

     The 1999 non-recurring charges included costs associated with a severance agreement with the company's former president, a consulting agreement, a write-off of assets related to product development and a provision for the company's reacquiring of distribution rights in Germany from its previous distributor. Operations in 1998 included a non-recurring cash charge of $5,134,920, representing a write-off of purchased research and development costs related to an acquisition of certain undeveloped technology. Without these non-recurring charges, the net loss for the 12 months ended Dec. 31, 1999, and 1998, would have been $3,703,962, or 21 cents per share, and $5,211,149, or 35 cents per share, respectively.

     For the three months ended Dec. 31, 1999, sales rose 105 percent to $1,799,210, an increase of $920,322 over the $878,888 reported for the corresponding period in 1998. The net loss for the three-month period ended Dec. 31, 1999, was $2,008,250, or 11 cents per share, compared with a net loss of $1,646,146, or 10 cents per share, for the comparable quarter of 1998. The net loss for the 1999 fourth quarter included non-recurring, non-cash charges of $862,413, representing the previously mentioned write-off of product development assets and the provision for reacquiring certain distribution rights. Excluding these charges, the net loss for the three-month period ended Dec. 31, 1999, would have been $1,145,837, or 7 cents per share.

     The company attributes the significant improvement in sales for the fiscal year and fourth quarter to the successful transition from a primarily R&D company to the initial phases of a sales and marketing organization. BIOLASE's 1999 sales and marketing activities started the process of educating dentists about the financial and clinical benefits of BIOLASE's products. These activities also initiated awareness of the general public regarding the superior patient care and painless dentistry provided by BIOLASE's products.

     Gross profits improved significantly for the fiscal year and fourth quarter of 1999 to 41 percent and 38 percent, respectively, from 3 percent and 19 percent reported for the comparable periods in 1998, and were due principally to increased sales. Operating expenses decreased $2,767,975 in fiscal 1999, to $7,600,682 from $10,368,657 reported for fiscal 1998. Operating expenses in fiscal 1999 included $1,093,175 in non-recurring charges while 1998 operating expenses included $5,134,920 of non-recurring charges. Excluding these charges, operating expenses for fiscal 1999 would have reflected an increase of $1,273,770, or 24 percent, compared to fiscal 1998. The comparative increase was due principally to (a) increased costs associated with significantly higher sales volume, (b) higher employee-related expenses related to the company's increase in staffing and (c) increases in engineering project costs associated with new product development and continued enhancements to existing products.

    Operating expenses for the 1999 fourth quarter totaled $2,674,656, compared with $1,794,203 for the corresponding period in 1998. The 1999 fourth quarter included $862,413 in non-recurring charges, without which operating expenses for the quarter would have been $1,812,243 compared to $1,794,203 for the prior year comparable period, a nominal increase of $18,040 or 1 percent. The company attributes the increase to higher sales volume, along with higher engineering and development costs associated with new product development and enhancements to existing products.

     The company also reported that subsequent to its fiscal year-end, it had received a capital infusion of about $4,000,000 composed of approximately $2,500,000 in net proceeds received from a private placement of restricted common stock to institutional investors and about $1,500,000 in proceeds from the exercise of certain stock purchase warrants and stock options.